177 East Colorado Boulevard, Suite 700

Pasadena, CA 91105

February 5, 2021

Via EDGAR (filed as Correspondence)

U. S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attention: Frank Wyman and Li Xiao

Re:	Arrowhead Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2020 Filed November 23, 2020 File No. 001-38042

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in the Staff’s letter addressed to Christopher Anzalone, Chief Executive Officer of Arrowhead Pharmaceuticals, Inc. (the “Company”), dated January 27. 2021, regarding the above-referenced filing. For your convenience, we have repeated the Staff’s comments before the Company’s responses below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations’ Results of Operations

Operating Expenses, page 55

1.

You have omitted a discussion and analysis of changes in operating expenses between FY 2019 and FY 2018. In future filings, please provide a complete discussion and analysis of operating results for each period presented, or identify the location in the prior filing where the omitted discussion may be found in accordance with Instruction 1 to Item 303(a) of Regulation S-K.

The Company acknowledges the Staff’s comment, and, in future filings, the Company will provide a complete discussion and analysis of operating results for each period presented, or identify the location in the prior filing where the omitted discussion may be found in accordance with Instruction 1 to Item 303(a) of Regulation S-K.

Securities and Exchange Commission

February 5, 2021

Research and Development Expenses, page 55

2.

Please expand your presentation to include a quantification of development costs for individual research and development projects, as presented in the pipeline chart on page 1, and an explanation of key factors underlying changes in these amounts from the earliest period presented. If you do not separately track costs by individual project, please disclose this fact.

We respectfully advise the Staff that we do not separately track development costs by individual research and development projects, including by individual drug candidates. The Company operates in a cross-functional manner across projects and does not separately allocate facilities-related costs, candidate costs, discovery costs, compensation expenses, depreciation and amortization expenses, and other expenses for research and development activities.

Please do not hesitate to call me at 626-304-3419 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Kenneth A. Myszkowski,

Kenneth A. Myszkowski,

Chief Financial Officer

cc	Patrick O’Brien, General Counsel Ryan Murr, Gibson, Dunn & Crutcher LLP Damien Pineda, Rose, Snyder & Jacobs LLP